UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Enters into New Revolving Credit Facilities Agreement

On March 30, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) together with certain of its subsidiaries, entered into a senior secured multicurrency revolving credit facilities agreement (the “RCF Agreement”) providing for aggregate commitments of US$650 million and €1.0 billion (the “Revolving Credit Facilities”).

The Revolving Credit Facilities have a five‑year final maturity from the date of entry into the RCF Agreement and may be used for general corporate purposes.

Borrowings under the U.S. dollar facility bear interest at a rate based on Term SOFR, and borrowings under the euro facility bear interest at a rate based on EURIBOR, in each case plus an applicable margin. The applicable margin is subject to adjustment based on the Company’s public credit ratings. The Company is also required to pay commitment fees on undrawn amounts and other fees customary for facilities of this type.

The obligations under the RCF Agreement are senior secured and rank pari passu with the Company’s other senior secured indebtedness. The obligations are guaranteed by the Company and certain of its subsidiaries, subject to agreed guarantor coverage thresholds based on consolidated assets and adjusted EBITDA (as defined in the RCF Agreement), tested annually, and are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of US$10 million, and certain accounts receivable, subject to agreed exclusions.

The RCF Agreement includes a U.S. dollar swingline sub‑facility with aggregate commitments of up to US$98 million and provides for the issuance of letters of credit, each subject to customary sub‑limits.

In addition, the RCF Agreement contains a maximum net leverage ratio covenant and a minimum interest coverage ratio covenant and customary non-financial affirmative and negative covenants which, taken as a whole, are no more restrictive than those contained in the agreements governing the refinanced facilities.

In connection with the entry into the RCF Agreement, the Company also entered into an amendment to the senior facilities agreement dated March 14, 2025, for the €1.0 billion term loan facilities (the “Existing Italian Term Loan Facilities Agreement”), pursuant to which certain covenant provisions and related defined terms under the Existing Italian Term Loan Facilities Agreement were amended to align such covenants across the Company’s material credit facilities.

The Company expects to use part of the proceeds from borrowings under the RCF Agreement to (i) repay in full the €200 million outstanding principal amount, together with accrued interest and related fees, under Brightstar Lottery Holdings B.V.’s euro-denominated term loan facility due 2027, and (ii) cancel and repay in full all outstanding amounts, together with accrued interest and related fees, under the multicurrency revolving credit facilities agreement originally dated November 4, 2014 (as amended and as amended and restated from time to time, including on July 27, 2022) for the US$650 million and €800 million multicurrency revolving credit facilities. As of the date of this Form 6‑K, no amounts were outstanding under such multicurrency revolving credit facilities.

The foregoing description is qualified in its entirety by reference to the RCF Agreement, a copy of which is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1
Senior Facilities Agreement, dated as of March 30, 2026, among Brightstar Lottery PLC and certain of its subsidiaries, as borrowers and guarantors, the banks and other financial institutions or entities party thereto and Mediobanca – Banca di Credito Finanziario S.p.A., as facilities agent.

EXHIBIT INDEX

Exhibit Number	Description

99.1
Senior Facilities Agreement, dated as of March 30, 2026, among Brightstar Lottery PLC and certain of its subsidiaries, as borrowers and guarantors, the banks and other financial institutions or entities party thereto and Mediobanca – Banca di Credito Finanziario S.p.A., as facilities agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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